[LETTERHEAD OF MURTHA CULLINA LLP]

PAUL G. HUGHES
(203) 772-7726 DIRECT TELEPHONE
(860) 240-5726 DIRECT FACSIMILE
PHUGHES@MURTHALAW.COM








                                December 2, 2005



Via EDGAR and Facsimile


Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-7010

Attention:  Ms. Jill Davis

               Re: Amscan Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Form 10-Q for Fiscal Quarter Ended June 30, 2005 Filed August 15, 2005 Response Letter Dated September 8, 2005 File No. 333-14107

Dear Ms. Davis:

     We have received your letter containing comments based on your review of the Amscan Holdings, Inc. (the "Company") Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005, Form 10-Q for the fiscal quarter ended June 30, 2005, filed August 15, 2005, and our response letter dated September 8, 2005. The purpose of this letter is to respond to your comments. To facilitate your review of our responses, we will set out each of your comments followed by the Company's response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Note 16 - Segment Information, page F-30
----------------------------------------

1. We have reviewed your response to prior comment three. Please explain the basis for your conclusion that you have one operating segment, based on the guidance in SFAS 131. We note that you indicate that your segment determination was based on a management approach, or how you internally evaluate the operating performance of


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Securities and Exchange Commission
December 2, 2005
Page 2


     your business units. Please expand your response to specifically state the financial information that your CODM uses. Additionally provide us with the reports that were used by the CODM for the period ended December 31, 2004, reconciled to the financial information reported in your filings. Please also identify for us your reporting units and explain how they were identified. We may have further comment.

Response
--------

     SFAS 131 paragraph 10 defines an operating segment as a component of an enterprise:

     a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

     b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

     c.   For which discrete financial information is available.

     The Company's consolidated financial statements include the business activities of several legal entities/divisions that meet criteria a. above. The existence of multiple legal entities/divisions reflects the early historical growth of the Company through acquisitions and does not reflect how the Company's Chief Operating Decision Maker (the "CODM") and Chief Executive Officer, Gerry Rittenberg, views the Company or reviews its operations. Our CODM does not review the financial performance of each entity/division, nor does he review the Company's financial performance by other criteria such as geographic region or product category. Our CODM views the Company as single integrated enterprise, manufacturing and distributing celebratory products worldwide; and utilizes consolidated financial information to assess the Company's performance. The primary financial measure our CODM uses to assess the performance of the Company is adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"). Adjusted EBITDA is measured on a consolidated basis only, as we do not allocate interest and other charges to our subsidiaries.

     On a monthly basis, our CODM and the board of directors are provided with consolidated financial statements and, beginning in May and June 2004, with summary financial metrics and management's discussion and analysis, respectively. Other than sales and, in certain cases, gross profit margin provided by general customer categories (i.e., large party superstores, small independent card and gift, direct import (mass market), US balloon (domestic balloon distributors) and international), such financial metrics are provided on a



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Securities and Exchange Commission
December 2, 2005
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consolidated basis and do not provide the CODM with the measure of profit or loss by product or customer categories. As a result, he does not have enough information to assess the performance or make resource allocation decisions regarding the product or customer category. Copies of the monthly financial reporting package provided to the chief operating decision maker and the board of directors for each of the quarters in the year ended December 31, 2004 and for the year then ended will be provided supplementally. The statement of operations for the year-to-date combines the predecessor and successor results of operations reported in our filings. The results reported in the monthly financial statements are consistent with the results reported in our filings, except for corrections made to the December 31, 2004 statement of cash flows included in our Form 10-K.

     Furthermore, the Company utilizes a common group of officers and centralized product development, design, and marketing departments to support its worldwide operations. In addition, the Company's utilizes centralized customer service and credit and collection functions, together with a single sales force and common distribution facilities to service its domestic and European customer base. The Company does not allocate the expenses of these common functions to the separate legal entities/divisions nor does it allocate expenses by product or customer category. As a result, complete, discrete financial information by legal entity is not available.

     Based on our CODM's use of the consolidated financial information to evaluate the Company's performance and the absence of complete, discrete financial information by legal entity or other criteria, we believe the criteria of paragraph 10 b. and c. of SFAS 131 are only met on a consolidated basis and, therefore, our operations constitute a single operating segment (celebratory products), under the provisions of SFAS 131. As the Company has only one operating segment, by definition, it also has only one reportable segment under the criteria set forth by SFAS 131.

     SFAS 142 paragraph 30 states "A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity."



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Securities and Exchange Commission
December 2, 2005
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     Based on the provisions of SFAS 131 paragraph 17, two or more reporting units may be aggregated into a single reporting unit if aggregation is consistent with the objective and basic principles of the statement, if the reporting units have similar economic characteristics and if the reporting units are similar in each of the following areas:

     a.   the nature of the products and services;

     b.   the nature of the production process;

     c.   the type and class of customer for their products and services;

     d. the method used to distribute their products or provide their services; and

     e. if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

     EITF D-101: "Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142" states that "Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative."

     The EITF further states that:

          The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination. However, the Board did not intend that every factor must be met in order for two components to be considered economically similar. In addition, the Board did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in paragraph 17 of Statement 131. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in paragraph 17 include but are not limited to:

          The manner in which an entity operates its business and the nature of those operations;

          Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent);



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Securities and Exchange Commission
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          The extent to which the component businesses share assets
     and other resources, as might be evidenced by extensive transfer pricing mechanisms;

          Whether the components support and benefit from common research and development projects.

          The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.

     Management has identified the components of its operating segment as the legal entities/divisions of the Company. However, we believe that all components have similar economic characteristics, and thus, should be aggregated and deemed to be a single reporting unit under SFAS 131, SFAS 142 and EITF D-101.

     In determining whether all of the Company's components should be aggregated into a single reporting unit based on their economic similarities the following factors were considered:

                       Entity/Division      Location        Celebratory         Customer          Margin
                                                            Products

Amscan Holding, Inc.  Holding company       New York            N/A                N/A             N/A

Kookaburra            Division of           New York     Manufacture of      Amscan Inc.      22-27%
                      Amscan Inc.                        printed and solid                    intercompany
                                                         color paper                          profit
                                                         napkins and cups

Deco                  Division of           Kentucky     Manufacture of      Amscan Inc.      22-27%
                      Amscan Inc.                        printed and solid                    intercompany
                                                         color paper plates
                   profit
Am-Source LLC         Subsidiary          Rhode Island   Manufacture of      Amscan Inc.      22-27%
                                                         solid color                          intercompany
                                                         plastic plates,                      profit
                                                         cups and bowls

Trisar Inc.           Subsidiary             Mexico      Purchase/manufac-   Amscan Inc.      22-27%
                                                         ture of party       and, in          intercompany
                                                         novelty items,      case of          profit
                                                         pinatas and         pinatas,
                                                         wedding gifts       Amscan Inc.
                                                                             customers



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Securities and Exchange Commission
December 2, 2005
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
Anagram USA/ M&D      Subsidiaries         Minnesota     Manufacture of      Distributors     30-35%
Industries, Inc.                                         metallic balloons   servicing
                                                                             Amscan Inc.
                                                                             customers and
                                                                             Amscan Inc.

Amscan Inc./ JCS      Subsidiary            New York     Distribution of     Small            25-30%
Packaging, Inc.                                          celebratory         independent
                                                         products.           retailers
                                                                             through
                                                                             Party
                                                                             Superstores

JCS Hong Kong, Amscan Foreign            International   Distribution of     Small            25-35%
Canada, Europe, Asia  Subsidiaries                       celebratory         independent
Pacific, Mexico                                          products            retailers
                                                                             through Party
                                                                             Superstores

     The Nature of the Products and Services - the Company's operations are the manufacture and distribution of celebratory products. The different components of the Company operate to either distribute or manufacture different types of party goods and related accessories. For example, Anagram manufactures and distributes metallic balloons, Kookaburra manufactures paper napkins and cups, Deco manufactures paper plates, Amsource manufactures solid color plastic tableware, Ampro manufactures pinatas/wedding gift items and distributes novelties such as games and party favors, and Amscan Inc. distributes paper plates, all coordinating ensembles, invitations, gift products, etc. Manufacturing at Kookaburra and Deco are similar flexographic printing processes with the principal raw materials of ink, tissue paper and paper board. The manufacturing process at Anagram/M&D Balloons requires the extrusion of balloon film from plastic resins together with a flexographic printing process similar to that of Kookaburra and Deco. Each of the Company's products has similar purposes and end uses. In addition, each type of product (or product line) has similar degrees of risk and similar opportunities for growth.

     The Type or Class of Customer for Their Products - The Company's customer base primarily consists of party superstores, party specialty stores and independent card and gift retailers. All of the Company's products are sold to each type of customer under similar pricing with volume-based discount and rebate programs. In addition, the Company's different product lines are marketed and sold to customers together as "design ensembles." For example, the Company sells numerous products under the Hawaiian Luau theme. Such products include Hawaiian Luau themed decorative paper and plastic tableware such as plates, napkins, cups and tablecovers, accessories such as invitations and thank you notes, novelties such as games and party favors and metallic balloons. The Company's customers (principally



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Securities and Exchange Commission
December 2, 2005
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party superstores) typically will purchase all of the products within the
Hawaiian Luau theme and will display all such related merchandise together to encourage consumers to increase the number of items they purchase.

     The Methods Used to Distribute the Company's Products - The method used to distribute substantially all of the Company's products is the same, with all goods sharing common warehouses located throughout the world. In addition, substantially all goods are shipped via common carrier.

     Common Art and Development Support - All of the Company's products benefit from a common art and development department.

     Based on the factors above, including the nature of the Company's products (i.e., celebratory products generally sold as ensembles), the interdependence of our manufacturing and distribution operations, the sharing of assets and other resources and common art and development, the Company believes that all of its components have similar economic characteristics as defined by SFAS 131 and EITF D-101. Accordingly, all of the Company's components are aggregated into one reporting unit under the criteria set forth in FAS 142.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005
----------------------------------------------------

Management's Discussion and Analysis of Financial Condition    page 27
----------------------------------------------------------------------

Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004
-----------------------------------------------------------------------------

     2. We note your disclosure that the principal reason for the change in general and administrative expenses is due to "higher depreciation and amortization expense (arising from changes in asset valuation and the useful lives as a result of the Transaction)..." In contrast, we note that you make reference to depreciation and amortization in your discussion of gross profit changes during comparable periods in your Form 10-K for the fiscal year ended December 31, 2004. Please address whether or not your measure of gross profit, as presented on the face of your Consolidated Statements of Operations, includes all inventoriable costs of assets incident to or necessary for the production or manufacturing of your products, including applicable depreciation and amortization.

Response:
---------

     Our measure of gross profit, as presented on the face of the Consolidated Statements of Operations, includes all inventoriable costs of assets incident to or necessary for the production



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Securities and Exchange Commission
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or manufacturing of our products, including applicable depreciation and amortization. Depreciation and amortization related to production or manufacturing assets are capitalized in the unit cost of inventory. Depreciation and amortization of distribution, selling and general and administrative assets are charged directly to cost of goods sold, selling and general and administrative expenses, respectively.

     Following the merger of Amscan and AAH Acquisition Corporation on April 30, 2004, our assets and liabilities were revalued based on our preliminary estimates of fair value at the date of acquisition. The preliminary estimates resulted in a decrease in the Successor property, plant, and equipment and an increase in both amortizable and non-amortizable intangible assets, as compared to the Predecessor's pre-acquisition basis. The revaluation also resulted in changes in certain assets' useful lives. The decrease in property, plant and equipment, including the Company's distribution assets, and changes in useful lives resulted in lower depreciation expense charged to cost of goods sold through December 31, 2004. The increase in amortization expense substantially offset the decrease in depreciation expense charged to general and administrative expense through December 31, 2004. Following the completion of our valuation during the second quarter of 2005, and the inclusion of two months of Successor operations in the three and six month periods ended June 30, 2004, the significance of lower depreciation expense on cost of goods sold diminished. The final fair value adjustments also resulted in an increase in depreciation and amortization charged to general and administrative expense for the three and six month period ended June 30, 2005.

Closing Comments
----------------

     We have been authorized by the Company to provide on its behalf the following statement acknowledging that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



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Securities and Exchange Commission
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Page 9


     After you have had a chance to review these responses to your comments, we would appreciate the opportunity to speak with you about our responses and whether there are additional issues relating to the Form 10-K that we need to resolve.

     If you need any additional information, please call me.

                                           Very truly yours,

                                           /s/ PAUL G. HUGHES

                                           Paul G. Hughes

Ms. Jennifer Goeken